April 1, 2010
By Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305
Mail Stop 3561
Attention: Ms. Nudrat Salik

Re:	NCI Building Systems, Inc.
Form 10-K for the year ended November 1, 2009
Filed December 23, 2009
File No. 1-14315
Dear Ms. Salik:
     On behalf of NCI Building Systems, Inc., a Delaware corporation (the “Company”), we are writing to respond to the further comments of the Staff of the Commission, with respect to the Form 10-K for the year ended November 1, 2009 (the “Form 10-K”) and the Form 10-Q for the quarter ended January 31, 2010 (the “Form 10-Q”), in the letter dated March 19, 2010 (the “Comment Letter”), addressed to Mark E. Johnson, Chief Financial Officer and Treasurer of the Company. The bold numbered paragraphs and headings below are taken from the Comment Letter, and the Company’s responses to each such comment follow in plain text.
     The Company advises the Commission that, to the extent it does not disagree with the Commission’s comments, it intends to include disclosure responsive to the comments in its future filings with the Commission, to the extent practicable. Page references in the responses below are to the Form 10-K. Terms used herein but not otherwise defined will have the meanings set forth in the Form 10-K.
     To the extent the responses below reflect the opinions or beliefs of the Company or the Company’s views or analysis, they are based solely on information provided to us by the Company.
New York • Washington, D.C • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

FORM 10-K FOR THE YEAR ENDED NOVEMBER 1, 2009
General
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.
     The Company notes the Staff’s comment and to the extent a comment below requests additional disclosures or other revisions to be made and the Company believes such disclosure or revisions are appropriate, it will include these revisions in its future filings with the Commission, if applicable.
2.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	you are responsible for the adequacy and accuracy of the disclosure in your filings;

•	staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	you may not assert Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     In response to the Staff’s comment, the Company included the requested acknowledgments at the end of this letter.
Financial Statements
Consolidated Statements of Operations, page 61
3.	We note your response to prior comment 3. In addition to the disclosure you propose to provide in the notes to the financial statements, please also clearly indicate on the face of your statements of operations and elsewhere throughout the filing where the cost of sales line item is discussed that it is exclusive of the lower of cost or market adjustment and asset impairments.
     In response to the Staff’s comments, the Company will clarify the cost of sales line item on the face of its statements of operations, notes to the consolidated financial statements and the related management discussion and analysis sections throughout its future filings beginning with the Company’s quarterly report on Form 10-Q for the quarter ended May 2, 2010. The Company anticipates the cost of sales line item will read as follows: “Cost of sales, excluding lower of cost or market adjustment and asset impairments.”
Notes to the Financial Statements
General
4.	We note your response to prior comment 4. Please confirm that there were no additional instruments which may require settlement in shares that were issued subsequent to the issuance of the Series B Preferred Stock. If so, please tell us what consideration was given to these instruments in the sequencing analysis performed as of January 31, 2010. In reviewing your sequencing order as of November 1, 2009, you incorrectly classified 708,475 shares of common stock. You provided a quantitative and qualitative analysis which considers both this error as well as the computation error addressed in your responses to prior comment 8. Please also provide us with a materiality analysis separately for each of these errors.
     The Company supplementally advises the Staff that as of November 1, 2009, there were no additional instruments which would require settlement in shares that were issued subsequent to the issuance of the Series B Cumulative Convertible Participating Preferred Stock (the “Preferred Stock”).
     However, on December 11, 2009, the Compensation Committee of the Company’s board of directors approved the right of employees and officers to receive grants of 1.5 million shares of restricted common stock and the grant to officers of stock options to purchase 1.8 million common shares (in both cases, after taking into account the reverse stock split). Both the stock and option grants were conditioned upon stockholder approval at the Company’s stockholders meeting on February 19, 2010.
     In accordance with the Company’s sequencing policy, the restricted stock and stock option awards ranked last behind the Preferred Stock and therefore did not effect the accounting for the beneficial conversion feature in accordance with ASC 815-40-35-12. There are no additional instruments which would require settlement in shares as of January 31, 2010.

     A separate materiality analysis related to the error noted in the Company’s response to prior comment 4 (708,475 available common shares correction) is as follows: (In thousands, except per share data)

	November 1,	November 1,	Percent
	2009	2009	Difference
	(As Reported)	(As Adjusted)
Net income (loss) applicable to common shares	(758,677)	(759,556)	0.1%

Earnings (loss) per share:
Basic	$(34.06)	$(34.07)	0.0%

Diluted	$(34.06)	$(34.07)	0.0%

     The $0.9 million correction to recognize the additional beneficial conversion feature charge is not material to the Consolidated Statement of Operations. In addition, as the Company has a retained deficit, the correction does not impact the reported balances for retained earnings (deficit) or additional paid-in capital in the Consolidated Balance Sheet.
     Given the significance of losses and charges in the period, the Company determined that this difference was not material quantitatively or qualitatively to any of the financial statements for fiscal 2009 and the Company will revise its common share sequencing for future periods. The Company considered a number of qualitative factors in reaching its conclusion including the following:
•	the difference does not change a loss into income,

•	the difference does not affect the Company’s cash flows from operations,

•	the difference does not affect the Company’s liquidity,

•	the difference does not mask a change in earnings or other trends,

•	the difference does not affect the Company’s compliance with loan covenants or other contractual requirements,

•	the difference does not involve the concealment of an unlawful transaction and was not otherwise intentionally or unlawfully undertaken, and

•	the difference does not have the effect of increasing or decreasing management’s compensation.
     A separate materiality analysis related to the error noted in the Company’s response to prior comment 8 (allocation of losses to participating securities correction) is as follows:

	November 1,	November 1,	Percent
	2009	2009	Difference
	(As Reported)	(As Adjusted)
Earnings (loss) per share:
Basic	$(34.06)	$(34.47)	-1.2%

Diluted	$(34.06)	$(34.47)	-1.2%

     Given the significance of losses and charges in the period, the Company determined that this difference was not material quantitatively or qualitatively to any of the financial statements for fiscal 2009 and the Company will revise its calculation of basic and diluted earnings per share for future periods. The Company considered a number of qualitative factors in reaching its conclusion including the following:
•	the difference does not change a loss into income,

•	the difference does not affect the Company’s cash flows from operations,

•	the difference does not affect the Company’s liquidity,

•	the difference does not mask a change in earnings or other trends,

•	the difference does not affect the Company’s compliance with loan covenants or other contractual requirements,

•	the difference does not involve the concealment of an unlawful transaction and was not otherwise intentionally or unlawfully undertaken, and

•	the difference does not have the effect of increasing or decreasing management’s compensation.
     A combined materiality analysis related to the error noted in the Company’s response to prior comment 4 (708,475 available common shares correction) and 8

(allocation of losses to participating securities correction) is as follows: (In thousands, except per share data)

	November 1,	November 1,	Percent
	2009	2009	Difference
	(As Reported)	(As Adjusted)
Net income (loss) applicable to common shares	(758,677)	(759,556)	0.1%

Earnings (loss) per share:
Basic	$(34.06)	$(34.50)	-1.3%

Diluted	$(34.06)	$(34.50)	-1.3%

     The $0.9 million correction to recognize the additional beneficial conversion feature charge is not material to the Consolidated Statement of Operations. In addition, as the Company has a retained deficit, the correction does not impact the reported balances for retained earnings (deficit) or additional paid-in capital in the Consolidated Balance Sheet.
     Given the significance of losses and charges in the period, the Company determined that this difference was not material quantitatively or qualitatively to any of the financial statements for fiscal 2009 and the Company will revise its calculation of basic and diluted earnings per share for future periods. The Company considered a number of qualitative factors in reaching its conclusion including the following:
•	the difference does not change a loss into income,

•	the difference does not affect the Company’s cash flows from operations,

•	the difference does not affect the Company’s liquidity,

•	the difference does not mask a change in earnings or other trends,

•	the difference does not affect the Company’s compliance with loan covenants or other contractual requirements,

•	the difference does not involve the concealment of an unlawful transaction and was not otherwise intentionally or unlawfully undertaken, and

•	the difference does not have the effect of increasing or decreasing management’s compensation.

Note 14. Series B Cumulative Convertible Participating Preferred Stock, page 86
5.	We note your response to prior comment 7. Please help us further understand how you made the determination that the holders of the convertible preferred shares did not have control over the authorization or availability of additional shares. It is not clear why they could not control the authorization of a reverse stock split. Please address the following:
•	Approval of the proposal to amend your certificate of incorporation to authorize a reverse stock split of the common stock would be required by the majority of the outstanding shares of your capital stock entitled to vote on the proposal. Holders of the convertible preferred shares appear to have the majority voting power needed to approve this proposal. Please confirm;

•	It appears that the holders have control of the Board of Directors given that three of the nine directors are the holder’s employees and two of the remaining nine directors are nominated by the holder’s affiliated funds. It is not clear how the fiduciary duties you discuss would preclude the holders from having control over the Board of Directors. It appears that the holders have the ability to elect, appoint, or remove five of the nine directors. Please advise;

•	It appears that the remaining events which had to occur for the reverse stock split to occur may be perfunctory in nature, including the listing of the reclassified shares for trading which requires approval by the New York Stock Exchange and the filing of the amended certificate of incorporation with the secretary of the state of Delaware. Please advise; and

•	Please help us understand what events and circumstances could prevent the holders of the convertible preferred shares from being able to control the authorization of the reverse stock split.
     The Company supplementally advises the Staff that its determination that the Preferred Stock holders did not have control over the authorization or availability of additional shares was a function of the action required of the Company’s Board of Directors, separate and apart from the actions of the holders of Preferred Stock. The Company readily acknowledges that the support of the holders of Preferred Stock was essential to approval of the split. In that regard, the Company supplementally confirms that the proposal to amend the Company’s certificate of incorporation to authorize the reverse stock split required the affirmative vote of the majority of the outstanding shares of the Company’s capital stock entitled to vote, with the Preferred Stock voting on an as-converted basis and representing approximately 68% of the Company’s voting power.

Accordingly, without the approval of the holders of Preferred Stock the reverse stock split could not have been authorized. But while their approval was essential, it was not by itself sufficient to effect the reverse stock split. For the reverse stock split to take place, the Company’s Board of Directors as a whole, and a subset of disinterested directors, needed to act, as outlined below.
     Under Section 242(b)(1) of the Delaware General Corporation Law, the amendment of the Company’s certificate of incorporation to effect a reverse stock split could not be effected solely by action of its stockholders. The Company’s Board of Directors needed to adopt a resolution setting forth the proposed amendment, declaring its advisability and either call a special meeting of stockholders to vote on the proposal or submit it to the stockholders at the annual meeting.1 The Company’s Board of Directors unanimously adopted such a resolution on December 22, 2009. Moreover, under applicable law, as explained more fully below, the directors were not subject to the control of the holders of the Preferred Stock in taking this (or any other) action.
     In addition to the foregoing action by the Board as a whole, the Company’s certificate of incorporation, as then in effect, established another legal hurdle to the reverse stock split outside the control of the Preferred Stock holders. It prohibited any “Business Combination” unless approved by the “Disinterested Directors” or 80% of the voting power of the Company.2 Business Combination was defined to include, among

[1]	The Delaware Court of Chancery underscored the need for board action prior to any stockholder vote on a charter amendment in AGR Halifax Fund, Inc. v. Fiscina, Del. Ch., 743 A.2d 1188 (1999):
“Thus, § 242(b) prescribes a two-step process that must be followed in precise sequence to amend a Delaware corporation’s charter. The first requires the board of directors to adopt a resolution proposing the amendment, declaring its advisability, and calling for a shareholder vote at a special or annual shareholders meeting. The second step requires that the proposed amendment be considered and voted upon at a special (or at the next annual meeting) of stockholders. Both steps must occur in that sequence, and under no circumstances may the stockholders act before the mandated board action proposing and recommending the amendment.”

Id. at 1192-93 (footnotes omitted).

[2]	A third alternative would have required delivery to the common stockholders in the reverse stock split of consideration equal in value to the higher of highest price per share of the common stock during the 30 days preceding announcement of the split and the stock price on October 20, 2009, which was precluded by the Company’s revolving credit facility, economically impractical and, in any event, outside the control of the Preferred Stock holders.

other things, “any reclassification of securities (including any reverse stock split) that had the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of Equity Security [as defined in Section 3(a)(11) of the Securities Exchange Act] of the Corporation or any Subsidiary that is directly or indirectly owned by any Interested Stockholder. . . .” Interested Stockholder, in turn, was defined to include any beneficial owner of 10% or more of the voting power of the Company’s outstanding stock, thereby capturing the principal holder of Preferred Stock, Clayton, Dubilier & Rice Fund VIII, L.P. (the “CD&R Fund”). In light of the foregoing, the Company, in consultation with its legal advisers, determined that approval of the reverse stock split by the Disinterested Directors was necessary or, alternatively, approval by 80% of the Company’s outstanding voting power. The certificate of incorporation defined Disinterested Directors as any director unaffiliated with the CD&R Fund (as an Interested Stockholder) and who was a member of the Company’s Board of Directors immediately prior to the time the CD&R Fund became an Interested Stockholder (i.e., October 20, 2009).3 Accordingly, on December 22, 2009, the Company separately sought and obtained the unanimous written consent of its three Disinterested Directors, who had no affiliation with the holders of the Preferred Stock and whose Board service predated October 2009. With that approval in hand, the way was clear to place the reverse stock split before the Company’s stockholders.
     Even after the stockholders’ vote, the proposal approved by the stockholders at the Company’s 2010 annual meeting left open to the control of the Board of Directors (including the Disinterested Directors) not only the determination of the ratio at which the reverse stock split would be effected (any of 5 to 1, 7 to 1 or 9 to 1), but the question of whether to pursue or abandon a split:
     “By approving this Proposal, stockholders would give the board of directors authority, but not the obligation, to effect the Reverse Stock Split and full discretion to approve one of the ratios at which shares of Common Stock shall be reclassified. If this Proposal is approved by the stockholders, the board of

[3]	The CD&R Fund was not in a position to remove the Disinterested Directors, as the Company’s certificate of incorporation, as then in effect, permitted removal of a director only for cause and with the affirmative vote of at least 80% of the voting power of the Company’s outstanding stock. Moreover, the definition of Disinterested Director included provision for successors (i.e., directors unaffiliated with the Interested Stockholder who were recommended to succeed a Disinterested Director by a majority of the Disinterested Directors then on the Board), so the CD&R Fund was not in a position to simply “wait out” the terms of incumbent Disinterested Directors. Amendment of the Business Combination provision of the Company’s certificate of incorporation was also outside of the control of the Preferred Stock holders, as it required an 80% vote of the Company’s voting power.

directors may, after its adoption but prior to its effectiveness, without further action of the stockholders, abandon the amendment contemplating the Reverse Stock Split.”4
     Accordingly, following the February 19, 2010 annual meeting, the Board of Directors (including the Disinterested Directors) again met and unanimously approved a 1-for-5 reverse stock split.
     The Company confirms that, as disclosed in its initial response to the Staff, the holders of Preferred Stock are entitled to designate for nomination that number of Company directors proportionate to their voting power and did, in fact, designate five of the Company’s nine directors. But that is not to say that the holders of Preferred Stock were entitled to dictate the decisions made by those directors concerning the reverse stock split or any other matter properly before the Board.5 This is because each director of a Delaware corporation, regardless of how she or he is designated, owes fiduciary duties to all stockholders. As stated by the Delaware Court of Chancery in a 1987 decision:
“Much of plaintiffs’ argument that the by-law amendments are invalid seems premised on an assumption that a right to designate a majority of the board involves legally the right to control the board’s action and thus the corporation. However, so long as the law demands of directors, as I believe it does, fidelity to the corporation and all of its shareholders and does not recognize a special duty on the part of directors elected by a special class to the class electing them, such a premise must be regarded as legally incorrect.”6
     A leading treatise on Delaware law, citing to the above opinion, underscores that directors of Delaware corporations owe no special responsibility to a subclass of stockholders responsible for their election:
“The Court of Chancery has expressed the view that the law does not recognize a special duty on the part of directors elected by a special class to the class electing them. Rather, the law demands directors’ fidelity toward the corporation and all of its

[4]	NCI 2010 Proxy Statement at p. 23, emphasis supplied.

[5]	As noted in footnote 3 above, the Preferred Stock holders were not in a position to remove directors at will, as the Company’s certificate of incorporation, as then in effect, permitted the removal of directors only for cause and by affirmative vote of 80% of the Company’s voting power.

[6]	Phillips v. Insituform of North America, Inc., Del.Ch., 13 Del. J. Corp. L. 774, 790 (1987).

stockholders. The right to designate a majority of the board does not include the right to control the board’s actions.”7
     Accordingly, under the Delaware General Corporation Law and the disclosure in the Company’s 2010 Proxy Statement, action by the Company’s stockholders was not sufficient to effect the reverse stock split. Rather, the Company’s Board of Directors was required to act on at least two occasions and, in taking any such action, each director was required by Delaware law to consider the best interests of all of the Company’s stockholders. The fact that approval of the proposal required the support of the holders of Preferred Stock and that they had designated for nomination a majority of the Company’s Board of Directors did not alter the responsibility of each director. Moreover, action by the Disinterested Directors with no affiliation to the CD&R Fund was separately required and obtained. For those reasons, the Company concluded that, until the Board of Directors and the Disinterested Directors acted, a contingency existed with respect to effecting the reverse stock split that was not within the control of the holders of Preferred Stock under the Company’s certificate of incorporation and applicable law.
     In sum, the Company respectfully submits that it properly accounted for the beneficial conversion feature of the Preferred Stock. It carefully evaluated the contingencies associated with the conversion of the Preferred Stock and believes it reasonably concluded that several of those contingencies were outside the control of the Preferred Stock holders. In so doing, the Company considered the available accounting guidance on the topic, and ultimately was required to exercise judgment. It did so on the totality of the facts and on a reasoned basis. It took the further step of fostering financial transparency by providing meaningful disclosure in its Form 10-K that at a future date the Company would be required to record a $230.9 million charge to income available to shareholders and that the Company believed that the contingency would be resolved in 2010. For all these reasons, the Company believes that its accounting for the beneficial conversion feature was appropriate.
Note 22. Earnings Per Share, page 100
6.	Please help us better understand how you determined the appropriate treatment of the convertible notes for purposes of calculating diluted earnings per share, which you discuss in note (1) on page 100. Please tell us what consideration you gave to ASC 26-10-45-43 through 47.
     The Company advises the Staff that the following response was inadvertently omitted in the Company’s initial response letter to the Staff’s comments dated March 12,

[7]	I. Edward P. Welch, Andrew J. Turezyn, & Robert S. Saunders, Folk on the Delaware General Corporation Law § 141.2.1.7 (5th ed., 2006 and supplemented 12/09) (footnotes omitted).

2010. In comment 12 to the Staff’s comment letter to the Company dated February 23, 2006, the Staff asked the Company a question similar to the one posed by the Staff in this comment 8. In the Company’s response in its letter dated March 9, 2006, the Company provided substantially the same information as is provided below and described its treatment of the diluted earnings per share with respect to the 2.125% convertible senior subordinated notes, (the “Notes”). Following the Company’s response to comment 12, there were no related follow up comments from the Staff.
     The Company supplementally advises the Staff that it evaluated the impact of the Conversion Option on its diluted earnings per share calculation. In the case of the Notes, only the conversion premium was payable in common shares. The par value of the $180 million was payable in cash only and the conversion premium, if any, upon conversion, was net share settled. Since only the conversion premium was payable in common shares, the Company concluded that ASC 260-10-45-44 applies and should be applied in a similar manner to Example 11, Case B of ASC 260-10-55-84.
     In accordance with ASC 260-10-45-45 and ASC 260-10-55-35, the Company determined that the Notes should be assessed on a quarterly basis to determine whether the Conversion Option was dilutive and that the Company should calculate the dilutive impact, if any, of the Conversion Option using the treasury stock method.
     For the periods ending November 1, 2009 and November 2, 2008, the average stock price of the Company did not exceed the conversion price of the Notes which was $40.14. As a result, there was no dilution included in the Company’s common shares outstanding calculation used to calculate earnings per share. During the period ending October 28, 2007, the average stock price of the Company’s common stock was $50.53 and accordingly, resulted in additional dilution of 922,123 shares of common stock. This dilution was included in the Company’s calculation of earnings per share.
FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2010
General
7.	Please address the above comments in your interim filings as well.
     The Company notes the Staff’s comment and to the extent a comment above requests additional disclosures or other revisions to be made and the Company believes such disclosure or revisions are appropriate, it will include these revisions in its future filings with the Commission, if applicable.
Exhibits 31.1 and 31.2
8.	Please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. We note that you inserted “quarterly” before report in section 2 and 4(c), deleted “(the registrant’s fourth fiscal quarter in the case of an annual report)” in section 4(d) and changed “control” to “controls” in section 5(b).
     In response to the Staff’s comment, the Company will revise the language of its certifications in its future filings with the SEC on Form 10-Q to precisely reflect the language set forth in Item 601(b)(31)(i) of Regulation S-K.
     In connection with this response letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions regarding this letter, please do not hesitate to call John M. Allen at (212) 909 6611, Steven J. Slutzky at (212) 909 6036 or Salim C. Sader at (212) 909 6733.

Sincerely,
/s/ Steven J. Slutzky
Steven J. Slutzky

cc:
Mark E. Johnson
Chief Financial Officer and Treasurer

Todd R. Moore, Esq.
NCI Building Systems, Inc.

John M. Allen, Esq.
Debevoise & Plimpton LLP